April 17, 2019

VIA EDGAR

Ms. Michelle Miller

Mr. Marc Thomas

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ocwen Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-13219

Dear Ms. Miller and Mr. Thomas:

This letter is submitted as the response of Ocwen Financial Corporation (the “Company” or “Ocwen”) to the comments of the staff of the U.S. Securities and Exchange Commission contained in a letter dated April 4, 2019 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”). Any capitalized terms not defined in this letter have the meanings given to them in the Form 10-K.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your comments from the Comment Letter in bold and followed it with our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2018 versus 2017, page 62

1.	We note the continued decrease in subservicing fees retained by the Company on NRZ serviced MSRs in both fiscal 2017 and 2018. Please revise, in future filings, to disclose the average subservicing fees expressed as a percentage of UPB, retained on these NRZ serviced MSRs. In addition, disclose how the terms of both the September 2017 and the January 2018 New RMSR Agreements with NRZ impacted the fees recognized on serviced loans in each period presented.

Response

In response to the Staff’s comment, the Company will include in its future periodic filings the average subservicing fees retained by the Company expressed as a percentage of UPB.

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409

The Company will also disclose in its future periodic filings how the terms of the July 2017 and January 2018 New RMSR Agreements with NRZ impacted the fees recognized on loans serviced in each period presented.

The Company plans to include disclosure similar to the language below in its upcoming Form 10-Q for the three months ended March 31, 2019 (“First Quarter Form 10-Q”):

In 2017 and early 2018, we renegotiated our agreements with NRZ to more closely align with a typical subservicing arrangement whereby we receive a base servicing fee and certain ancillary fees, primarily late fees, loan modification fees and Speedpay fees. We may also receive certain incentive fees or pay penalties tied to various contractual performance metrics. We received upfront cash payments of $54.6 million and $279.6 million from NRZ in connection with the 2017 and 2018 amendments. These upfront payments generally represent the net present value of the difference between the future revenue stream Ocwen would have received under the original agreements and the future revenue Ocwen will receive under the renegotiated agreements. These upfront payments amortize through the remaining term of the original agreements (April 2020). Accordingly, the aggregate economics of these agreements will be similar through the end of April 2020, although cash receipts will be lower in future periods as a result of the upfront payments.

As a result of the 2017 and 2018 Agreements, our retained subservicing fees for the three months ended March 31, 2019 and 2018 were $[●] and $[●], respectively, representing average subservicing fees retained by the Company as a percentage of UPB of [●]% and [●]%, respectively. We also recognized revenue of $[●] and $[●] for the three months ended March 31, 2019 and 2018, respectively, in connection with the amortization of the lump-sum cash payments received under the agreements. Thus, retained subservicing fees and amortization of the lump-sum cash payments totaled $[●] and $[●] for the three months ended March 31, 2019 and 2018, respectively.

2.	Please revise to discuss, in future filings, to more thoroughly address and explain reasons for the individual changes in the specific inputs which have impacted the MSR valuation adjustments in each of the periods presented. For example, discuss why the benchmarking updates to non-Agency MSRs were reflected in fiscal 2017 and not in 2018.

Response

In response to the Staff’s comment, the Company will expand its disclosure in future periodic filings to address the reasons for the individual changes in the specific inputs that impact the MSR valuation adjustment in each of the periods presented.

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409

The Company plans to include disclosure similar to the language below in its First Quarter Form 10-Q:

MSR valuation adjustments, net, increased $[●] million, or [●]%, as compared to the first quarter of 2018, primarily due to portfolio runoff and the 30 basis point decline in the 10 year swap rate in the first quarter 2019, as compared to the corresponding 38 basis point increase in the first quarter 2018. $[●] million of the increase in MSR valuation adjustments, net, was due to runoff and the impact of changes in interest rates on the value of the PHH MSR portfolio. The PHH MSR portfolio is primarily Agency MSRs that are more sensitive to interest rate changes. Fair value adjustments to our MSRs are offset by fair value adjustments related to the NRZ financing liabilities, which are recorded in interest expense.

With respect to the example referenced in the above comment regarding the impact of benchmarking on the MSR valuation, there were no benchmarking changes in 2018, which is why they were not specifically referenced as a 2018 change and were discussed as a change in 2017. The Company utilizes third-party valuation experts in connection with its estimate of the fair value of MSRs as discussed in Note 4 – Fair Value of the Company’s 2018 financial statements. The third-party valuation experts generally utilize: (a) market transactions for instruments with similar collateral and risk profiles, adjusted as necessary based on specific characteristics of the asset or liability being valued; and/or (b) industry-standard modeling in arriving at their estimate of fair value.

The key assumptions used in the valuation of MSRs are evaluated and updated, as appropriate, at each reporting period. As a general matter, changes to fair value are less frequently attributable to benchmarking as such adjustments are driven by broader market developments as opposed to changes to the other inputs such as interest rates which generally change every reporting period. With respect to the benchmarking changes in 2017, observable benchmark transactions in the non-Agency MSR market occurred, a change from prior periods where little to no such transactions were taking place. The third-party valuation experts utilized these market transactions to re-calibrate their models, resulting in a significant increase in the fair value of the Company’s non-Agency MSRs. There were no similar benchmarking changes in 2018, which is why they were not specifically referenced as a 2018 change.

3.	We note the decreases in compensation and benefits, in occupancy and equipment and in technology and communications expenses in fiscal 2018 compared 2017. We note the significant continued reduction in overseas and total average employment in both fiscal 2017 and 2018 and also the increase in unutilized operating space. Please revise, in future filings, to discuss whether this trend is expected to continue and the expected costs involved, in light of the PHH acquisition and the increase in the number of U.S. based employees.

Response

In response to the Staff’s comment, the Company will include disclosure in its future periodic filings that addresses whether the cost reductions in compensation and benefits, in occupancy and equipment and in technology and communications expenses will continue in light of the PHH acquisition.

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409

In the Company’s First Quarter Form 10-Q, in the Overview sub-section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company intends to build on its Form 10-K disclosures relating to its plans to re-engineer its cost structure to go beyond eliminating redundant costs. In doing so, the Company will disclose that it intends to lower its expenses substantially, including in the areas of compensation and benefits, occupancy and equipment and technology and communications, and that the implementation of the Company’s cost reduction strategy will result in integration related expenses in 2019, primarily relating to severance and retention and facilities closures.

The Company plans to include disclosure similar to the language below in its First Quarter Form 10-Q:

Compensation and benefits expense for the first quarter of 2019, which included $[●] million attributed to PHH, increased $[●] million, or [●]%, largely due to PHH headcount and severance costs recognized in connection with our announcement of integration-related headcount reductions of approximately 1,300 primarily U.S. based employees. Partially offsetting the PHH costs and severance, is an $[●] million decline in compensation and benefits expense versus the first quarter of 2018, reflecting the results of our efforts to align headcount in our servicing operations and corporate segment with the size of our servicing portfolio as well as the strategic decisions executed in late 2017 and early 2018 to exit the automotive capital services business and the forward lending correspondent and wholesale channels. U.S.-based headcount at March 31, 2019 includes 1,103 PHH employees.

Technology and communication expense was $[●] million, or [●]%, higher for the first quarter of 2019 as compared to the first quarter of 2018. The $[●] million increase attributable to PHH was offset by the results of our cost reduction efforts which included bringing technology services in-house.

Occupancy and equipment expenses of $[●] million, including $[●] million attributable to PHH, was $[●] million, or [●]%, higher for the first quarter of 2019 as compared to the first quarter of 2018. Offsetting the increase attributable to PHH was a decline of $[●] million resulting from our cost reduction efforts which include consolidating vendors and closing and consolidating certain facilities.

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409

4.	We note the decline in professional services expenses in fiscal 2018. Please revise, in future filings, to discuss the specific reasons for declines in specific individual expense types between periods. For example, address why there was a decline in legal expenses in 2018 compared to 2017 and why was there a reduction in fees with the MSR conversion with NRZ. In addition, given that you are responsible for future fees, disclose the costs for “subsequent fees” moving forward as well the nature of these to be incurred expenses.

Response

In response to the Staff’s comment, the Company will expand its discussion in its future periodic filings of the specific reasons for changes in specific individual types of professional expenses between periods.

The Company plans to include disclosure similar to the language below in its First Quarter Form 10-Q:

Professional services expense, including $[●] million attributed to PHH, was $[●] million, or [●]%, lower for the first quarter of 2019 compared to the same period in 2018, primarily due to the recovery of amounts previously recognized as expense upon resolution of an affirmative lawsuit of $[●] million, a $[●] million decline in provisions for probable losses in connection with litigation and a $[●] million decline in fees related to the PHH acquisition, offset by a $[●] million increase in fees incurred in connection with our conversion of NRZ’s Rights to MSRs to fully-owned MSRs. These fees are primarily legal fees of our counsel and the fees of counsel of counterparties that we are required to pay. NRZ is responsible for 50% of the costs that are incurred in connection with the MSR conversions. The Company does not expect to incur significant costs in connection with the MSR conversions in the future.

Notes to the Consolidated Financial Statements

Note 9 - Rights to MRSs

Ocwen Transactions, page F-41

5.	Please revise to disclose, at each period presented, the remaining deferred revenue amounts received from NRZ in the form of lump-sum payments under the September 2017 and January 2018 agreements. Tell us why it is appropriate, and the accounting basis, for recognizing these amounts as revenue over the initial term of the original agreements, which is generally April 2020, as opposed, for example, to the expected term of the underlying loans which are being serviced under the NZR agreements. In addition, provide a rollforward of activity as it relates to these deferred revenue amounts for each period presented.

Response

As further discussed below, in response to the Staff’s comment, the Company will expand its disclosures in its future periodic filings to provide a rollforward of activity as it relates to the financing liability associated with the 2017 and 2018 amendments to the NRZ agreements. The Company will also provide an estimate of the amounts expected to be recognized as interest expense in 2019 and 2020.

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409

In 2017 and early 2018, the Company amended its agreements with NRZ to more closely align with a typical subservicing arrangement whereby the Company receives a base servicing fee and certain ancillary fees, primarily late fees, loan modification fees and Speedpay fees. The Company may increase the servicing fees earned by performance that exceeds specified service level agreements. The Company received upfront cash payments of $54.6 million and $279.6 million from NRZ in connection with the 2017 and 2018 amendments. These upfront payments generally represent the net present value of the difference between the future revenue stream Ocwen would have received under the original agreements and the future revenue Ocwen will receive under the amended agreements.

In determining the proper accounting treatment, the Company reviewed the guidance of Accounting Standards Codification (ASC) 470-10-25-2, Debt, which provides factors to consider in determining whether the lump-sum payments should be classified as deferred revenue or debt. The Company concluded the criteria of ASC 470-10-25-2(b) was met, and therefore, classification as debt was appropriate. The Company has significant continuing involvement with respect to the generation of cash flows from the underlying mortgage loans as a result of its subservicing responsibilities pursuant to the subservicing agreement. Accordingly, the lump-sum payments are classified as a secured financing on the consolidated balance sheet.

As noted above, the 2017 amendment entitled Ocwen to lump-sum payments in exchange for modification of the servicing fee(s) in the original agreements (expiring April 2020). The weighted average servicing fees in the original agreements were approximately 25 basis points versus the modified servicing fees of approximately 12 basis points under the 2017 amendment. The lump-sum payments received by the Company represented the net present value of the approximately 13 basis point buy-down in the servicing fees over the remaining three years under the original agreements. The fair value of the financing liability is determined by measuring the fair value of the cash flows given up in connection with the modification in accordance with ASC 820, Fair Value Measurements and Disclosures, as such, the financing liability will run-off over the period ending April 2020.

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409

In response to the Staff’s comment and to provide additional disclosure, the Company plans to provide a new rollforward of activity that breaks out the tranches of the NRZ Financing Liability in the Rights to MSRs footnote in its First Quarter Form 10-Q as shown below:

		Original Rights to MSRs Agreements		2017 Agreements and New RMSR Agreements		PHH MSR Agreements		Total Financing Liability - MSRs Pledged
Beginning balance, December 31, 2018	$	[●]	$	[●]	$	[●]	$	[●]
Purchases		[●]		[●]		[●]		[●]
Receipt of lump-sum cash payments		[●]		[●]		[●]		[●]
Sales		[●]		[●]		[●]		[●]
Changes in fair value:
Original Rights to MSRs Agreements		[●]		[●]		[●]		[●]
2017 Agreements and New RMSR Agreements		[●]		[●]		[●]		[●]
PHH MSR Agreements		[●]		[●]		[●]		[●]
Runoff, settlement and other:
Original Rights to MSRs Agreements		[●]		[●]		[●]		[●]
2017 Agreements and New RMSR Agreements		[●]		[●]		[●]		[●]
PHH MSR Agreements		[●]		[●]		[●]		[●]
Balance March 31, 2019	$	[●]	$	[●]	$	[●]	$	[●]

		Original Rights to MSRs Agreements		2017 Agreements and New RMSR Agreements		PHH MSR Agreements		Total Financing Liability - MSRs Pledged
Beginning balance, December 31, 2017	$	[●]	$	[●]	$	[●]	$	[●]
Purchases		[●]		[●]		[●]		[●]
Receipt of lump-sum cash payments		[●]		[●]		[●]		[●]
Sales		[●]		[●]		[●]		[●]
Changes in fair value:
Original Rights to MSRs Agreements		[●]		[●]		[●]		[●]
2017 Agreements and New RMSR Agreements		[●]		[●]		[●]		[●]
PHH MSR Agreements		[●]		[●]		[●]		[●]
Runoff, settlement and other:
Original Rights to MSRs Agreements		[●]		[●]		[●]		[●]
2017 Agreements and New RMSR Agreements		[●]		[●]		[●]		[●]
PHH MSR Agreements		[●]		[●]		[●]		[●]
Balance March 31, 2018	$	[●]	$	[●]	$	[●]	$	[●]

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409

In addition, the Company plans to break out the ending balance of the tranches of the NRZ Financing Liability in the Rights to MSRs footnote and provide an estimate of the amounts expected to be recognized as interest expense in 2019 and 2020 in its First Quarter Form 10-Q as shown below (new rows and table footnote in bold):

Balance Sheets		March 31, 2019		December 31, 2018
MSRs, at fair value	$	[●]	$	[●]
Due from NRZ		[●]		[●]
Due to NRZ		[●]		[●]
Financing liability - MSRs pledged, at fair value
Original Rights to MSRs Agreements		[●]		[●]
2017 Agreements and New RMSR Agreements (1)		[●]		[●]
PHH MSR Agreements		[●]		[●]
Financing liability - MSRs pledged, at fair value	$	[●]	$	[●]

(1)	$[●] and $[●] is expected to be recognized as interest expense in 2019 and 2020.

If you have any questions or comments, please call me at (856) 917-3190 at your earliest convenience.

Sincerely,

/s/ June Campbell
June Campbell
Chief Financial Officer

Ocwen Financial Corporation

1661 Worthington Road, Suite 100, Centrepark West, West Palm Beach, FL 33409